Exhibit 99.1

Press Release

GasLog Ltd. Announces the Change in Certified Accountants

Piraeus, Greece, March 22, 2021, GasLog Ltd. and its subsidiaries (“GasLog”, “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today the change in Group’s certified accountants.

On March 10 and 11, 2021, our audit committee and board of directors, respectively, approved the engagement of Deloitte Certified Public Accountants S.A. to audit our financial statements for the fiscal year ending December 31, 2021, following the expiration of the term of engagement of Deloitte LLP. The engagement of Deloitte Certified Public Accountants S.A. remains subject to approval at our 2021 annual general meeting, which is expected to take place after the completion of our previously announced transaction with BlackRock's Global Energy and Power Infrastructure Team.

Deloitte LLP’s reports on the consolidated financial statements of GasLog, for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty or audit scope.

We and Deloitte LLP did not, during the two most recent fiscal years and the subsequent period through March 11, 2021, have any disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte LLP, would have caused Deloitte LLP to make reference to the matter in its reports on our financial statements; and there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.

We have requested that Deloitte LLP furnish a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte LLP agrees with the statements in this report. A copy of such letter dated March 22, 2021 is filed as Exhibit 99.2 to this report.

At no time during the two most recent fiscal years or the subsequent period through March 11, 2021 did we consult with Deloitte Certified Public Accountants S.A. regarding the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered on the Group’s consolidated financial statements.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 17 (15 on the water and two on order) are owned by GasLog, three have been sold to a subsidiary of Mitsui & Co. Ltd., to CMB Financial Leasing Co. Ltd. (“CMBFL”) and to ICBC Financial Leasing Co. Ltd (“ICBC”) and leased back by GasLog under long-term bareboat charters and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners LP. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com